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                             January 23, 2023

       Brian LaRose
       Chief Financial Officer
       Petco Health & Wellness Company, Inc.
       10850 Via Frontera
       San Diego, CA 92127

                                                        Re: Petco Health &
Wellness Company, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2022
                                                            Filed March 24,
2022
                                                            File No. 001-39878

       Dear Brian LaRose:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 29, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal 2021 (52 weeks) Compared with Fiscal 2020 (52 weeks)
       Net Sales and Comparable Sales, page 49

   1. Please disclose how the impact of changes in pricing in your different product categories and average transaction
amount has resulted in the15.4% increase in pet care center
                                                        merchandise for the
fiscal year ended January 29, 2022. Refer to Item 303(b)(2)(iii) of
                                                        Regulation S-K.
   2. We note several instances in which two or more factors are cited as a cause of a variance in financial statement
items, like net sales. Please quantify each factor cited so that investors may
understand the magnitude and relative impact of each. Refer to section
                                                        501.04 of the staff   s
Codification of Financial Reporting Releases for guidance.
 Brian LaRose
FirstName  LastNameBrian LaRose Inc.
Petco Health & Wellness Company,
Comapany
January 23,NamePetco
            2023     Health & Wellness Company, Inc.
January
Page 2 23, 2023 Page 2
FirstName LastName
Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, page 51

3. Please tell us how the adjustments for store pre-opening expenses, store closing expenses, and non-recurring costs to arrive at Adjusted EBITDA are in compliance with Question
         100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures (C&DI   s). Additionally, please tell us how the adjustment
for non-cash
         occupancy-related costs complies with Question 100.04 of the C&DI   s.
Your response
         should specifically identify and discuss each of these adjustments individually.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services